SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of April, 2006

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Votorantim Celulose e Papel S.A.
Condensed Consolidated Interim Financial
Information for the Three-month Periods
Ended March 31, 2006 and 2005
and Report of Independent Registered
Public Accounting Firm

Index to Consolidated Financial Statements	Page

Report of Independent Registered Public Accounting Firm	F-2 and F-3
Condensed Consolidated Interim Balance Sheets	F-4 and F-5
Condensed Consolidated Interim Statements of Income	F-6 and F-7
Condensed Consolidated Interim Statements of Cash Flows	F-8 and F-9
Notes to the Condensed Consolidated Interim Financial Information	F-10

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders Votorantim Celulose e Papel S.A.

1

We have reviewed the accompanying condensed consolidated balance sheet of Votorantim Celulose e Papel S.A. and its subsidiaries (the “Company”) as of March 31, 2006, and the related condensed consolidated statements of income and of cash flows for the three-month periods ended March 31, 2006 and March 31, 2005. This interim financial information is the responsibility of the Company’s management.

2

We were furnished with the report of other accountants on their review of the interim financial information of Aracruz Celulose S.A., an affiliate, the investment in which totaled US$266 million and US$262 million as of March 31, 2006 and December 31, 2005 and for which the equity in earnings, included in net income, totaled US$10 million and US$9 million for the three-month periods ended as of March 31, 2006 and March 31, 2005.

3

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

4

Based on our review, and on the reports of the other accountants, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.

Votorantim Celulose e Papel S.A.

5

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2005, and the related consolidated statement of income, and of cash flows for the year then ended (not presented herein), and in our report dated January 17, 2006 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

São Paulo, April 12, 2006 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Nome do Sócio Contador CRC

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Balance Sheets
In millions of U.S. dollars, except number of shares

Assets	March 31, 2006	December 31, 2005

	(Unaudited)
Current assets
Cash and cash equivalents	455	261
Available for sale securities	347	446
Trade accounts receivable, net	196	212
Inventories	171	157
Recoverable taxes	73	57
Deferred income tax	1	7
Other	25	24

	1,268	1,164

Investment in affiliates, including goodwill	629	596
Property, plant and equipment, net	1,921	1,758
Other assets
Recoverable taxes	29	31
Deferred income tax	110	89
Judicial deposits	94	87
Other	6	6

	239	213

	4,057	3,731

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Balance Sheets
In millions of U.S. dollars, except number of shares	(continued)

Liabilities and shareholders’ equity	March 31, 2006	December 31, 2005

	(Unaudited)
Current liabilities
Trade payables	52	64
Short-term debt	233	132
Current portion of long-term debt	74	79
Unrealized loss from cross currency interest rate swaps	10	6
Payroll, profit sharing and related charges	17	20
Income taxes	4	—
Taxes payables	14	21
Interest attributable to capital payable	111	103
Other	18	20

	533	445

Long-term liabilities
Long-term debt	1,281	1,285
Unrealized loss from cross currency interest rate swaps	102	71
Accrued liabilities for legal proceedings	193	172
Post-retirement benefits	23	21

	1,599	1,549

Commitments and contingencies (Note 15)
Shareholders’ equity
Preferred shares, no par value, 280,000,000 shares authorized, 85,911,046 shares issued and outstanding	785	785
Common shares, no par value, 140,000,000 shares authorized, 105,702,452 shares issued and outstanding	1,053	1,053
Additional paid-in capital	29	29
Treasury shares, at cost - 1,081,500 preferred shares	(13)	(13)
Appropriated retained earnings	72	72
Unappropriated retained earnings	579	487
Accumulated other comprehensive deficit
Cumulative translation adjustments	(579)	(687)
Net unrealized gains (losses) on available for sale securities	(1)	11)

	1,925	1,737

	4,057	3,731

The accompanying notes are an integral part of the condensed consolidated interim financial information.

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Statements of Income
In millions of U.S. dollars, except number of shares

	Three-month period ended March 31

	2006	2005

	(Unaudited)	(Unaudited)
Net operating revenue
Domestic sales (Net of sales taxes: 2006 - US$49 and 2005 - US$39)	149	119
Export sales	151	132

	300	251

Operating costs and expenses
Cost of sales	176	137
Selling and marketing	35	30
General and administrative	13	11
Other operating expense, net	3	2

	227	180

Operating income	73	71

Non-operating income (expense)
Financial income	33	10
Financial expense	(39)	(19)
Foreign exchange gain (loss) and realized and unrealized gain (loss) on swaps, net	15	(2)

	9	(11)

Income before taxes on income and equity in affiliates	82	60

Income tax (expense) benefit
Current	(11)	(14)
Deferred	8	6

	(3)	(8)

Income before equity in affiliates	79	52

Equity in earnings of affiliates	13	9

Net income	92	61

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Statements of Income
In millions of U.S. dollars, except number of shares	(continued)

	Three-month period ended March 31

	2006	2005

	(Unaudited)	(Unaudited)
Net income applicable to preferred shares	43	29
Net income applicable to common shares	49	32

Net income	92	61

Basic and diluted earnings - in U.S. dollars
Per preferred share or ADS	0.51	0.34
Per common share	0.46	0.31
Weighted average number of shares outstanding (thousands)
Preferred or ADS	85,451	85,879
Common	105,702	105,702

The accompanying notes are an integral part of the condensed consolidated interim financial information.

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Statements of Cash Flows
In millions of U.S. dollars

	Three-month period ended March 31

	2006	2005

	(Unaudited)	(Unaudited)
Cash flows from operating activities	92	61
Net income
Adjustments to reconcile net income to cash provided by operating activities
Foreign exchange (gain) loss and realized and unrealized (gain) loss on swaps, net	(15)	2
Equity in earning of affiliates	(13)	(9)
Deferred income tax	(8)	(6)
Depreciation and depletion	34	25
Loss on disposal of property, plant and equipment	2	—
Decrease (increase) in assets
Trade accounts receivable	24	17
Inventories	(1)	(13)
Other assets	(16)	(9)
(Decrease) increase in liabilities	(53)	3

Net cash provided by operating activities	46	71

Cash flows from investing activities
Held-to-maturity securities purchased	—	6
Available for sale securities purchased, net of proceeds on sale and matured securities	152	—
Acquisition of an interest in affiliate (Note 4(a))	—	(275)
Interest attributable to capital and dividends received	7	1
Acquisition of property, plant and equipment	(62)	(36)

Net cash provided by (used in) investing activities	97	(304)

Cash flows from financing activities
Short-term debt	125	(11)
Long-term debt
Third parties
Borrowings	—	302
Repayments	(58)	(42)
Related parties
Repayments	(10)	(9)
Sales of treasury shares	—	2

Net cash provided by financing activities	57	242

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Statements of Cash Flows
In millions of U.S. dollars	(continued)

	Three-month period ended March 31

	2006	2005

	(Unaudited)	(Unaudited)
Effect of exchange rate changes on cash and cash equivalents	(6)	3

Net increase in cash and cash equivalents	194	12

Cash and cash equivalents at beginning of period	261	151

Cash and cash equivalents at end of period	455	163

Supplemental cash flow information
Cash paid during the period for
Income tax	—	15
Interest	19	9
Supplemental noncash flow information
Income tax offset with tax credits	12	—

The accompanying notes are an integral part of the condensed consolidated interim financial information.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2006 and March 31, 2005
In millions of U.S. dollars, unless otherwise stated

1	Operations

Votorantim Celulose e Papel S.A. and its subsidiaries (the “Company”, “VCP” or “we”) is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of São Paulo.

We produce eucalyptus pulp which we use in our own integrated paper manufacturing facilities or, to a lesser extent, sell in the domestic and foreign markets. We also have forestry operations which produce the pulp wood required for our production. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are affected by such conditions which are beyond our control. We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services.

Our preferred shares are traded on the São Paulo Stock Exchange under the symbol “VCPA4.” Our American Depositary Shares (“ADSs”) are traded on the New York Stock Exchange under the symbol “VCP”. Each ADS represents one of our preferred shares.

2	Condensed Significant Accounting Policies

(a)	Basis of presentation and translation

The financial information has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The condensed consolidated financial information as at and for the three-month periods ended March 31, 2006 and 2005 are unaudited. This condensed financial information includes all adjustments consisting of normal recurring adjustments which, in the opinion of our management, are necessary for a fair presentation of our condensed consolidated financial position, results of operations and cash flows for the interim periods presented.

The condensed consolidated interim financial information should be read in conjunction with our financial statements prepared for the year ended December 31, 2005. Our results for the three-months period ended March 31, 2006 are not necessarily indicative of the results to be reported by us for the entire year ending December 31, 2006.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2006 and March 31, 2005
In millions of U.S. dollars, unless otherwise stated

The accounting policies adopted in preparing this unaudited interim financial information are consistent with those used by us in the preparation of our audited financial statements for the year ended December 31, 2005.

Our balance sheet at December 31, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for presentation of complete financial statements.

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries: VCP Exportadora e Participações S.A. (“VEP”), VCP Florestal Ltda. (incorporated for VCP on January 1, 2005), Normus Emprendimentos e Participações Ltda., Newark Financial Inc. (“Newark”), VCP North America Inc., VCP Trading N.V. and VCP Overseas Holding KFT, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in the consolidation. The 12.35% owned equity investee, Aracruz Celulose S.A. (“Aracruz”), in which we acquired our interest during 2001 and our 50 percent owned equity investees, Voto - Votorantim Overseas Trading Operations N.V. (“VOTO”), Voto - Votorantim Overseas Trading Operations II Limited. (“VOTO II”) and Voto - Votorantim Overseas Trading Operations IV Limited. (“VOTO IV”) respectively, are accounted for using the equity method.

On March 31, 2005, Ripasa Participações S.A. (“Ripar”) a 50% owned joint venture, acquired a 46.06% interest in the total capital and 77.59% interest in the voting capital of Ripasa S.A. Celulose e Papel (“Ripasa”), a Brazilian pulp and paper producer. We account for our interest in Ripar following the equity method of accounting using financial information as of one month before the end of the current quarter.

The U.S. dollar amounts for the periods presented have been remeasured (translated) from the Brazilian currency amounts (real - R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards (SFAS) 52. We have translated all assets and liabilities into U.S. dollars at the current exchange rate (March 31, 2006 - R$2.1724: US$1.00; December 31, 2005 - R$2.3407: US$1.00), and all accounts in the interim statement of income and cash flows at the average rates of exchange in effect during the period (March 31, 2006 - R$2.1933: US$1.00; March 31, 2005 - R$2.6651: US$1.00). The translation adjustments are made directly to the cumulative translation adjustment (“CTA”) account in shareholders’ equity.

(b)	Revenues and expenses

We recognize revenue and associated costs of sales at the time our products are shipped. Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2006 and March 31, 2005
In millions of U.S. dollars, unless otherwise stated

Shipping and handling costs are charged to selling and marketing expenses and totaled US$16 and US$17 in the three months ended March 31, 2006 and 2005, respectively.

(c)	Recoverability of our long-lived assets

We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable largely independent future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment losses and have been performed following the criteria in SFAS no. 144 “Accounting for the impairment or disposal of long-lived assets”.

3	Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) recently issued a number of Statements of Financial Accounting Standards and interpretations; neither of the standards or interpretations described below had or are expected to have a material impact on the financial position and results of operations of the Company.

(a)

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”. SFAS No. 155 amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” The main topics are described below:

•	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.

•	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133.

•

Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation.

•	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

•

Amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2006 and March 31, 2005
In millions of U.S. dollars, unless otherwise stated

This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.

(b)

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets”. SFAS 156 amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, which establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS 156 amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. An entity shall adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted in certain cases.

The impact of adopting these new rules is dependent on events that could occur in future periods, and as such, an estimate of the impact cannot be determined until the event occurs in future periods.

4	Acquisition of Affiliates

(a)	Ripasa

On November 10, 2004, we signed an agreement to acquire an interest in Ripasa through a venture with Suzano Bahia Sul Papel e Celulose S.A. (“Suzano”). The agreement was consummated on March 31, 2005 when Ripar was constituted by VCP and Suzano upon each contributing US$275 in exchange for equal shareholder rights and responsibilities, including equal direct and indirect holdings in the capital of Ripasa. On March 31, 2005, Ripar acquired and paid for 129,676,966 common shares and 41,050,819 preferred shares of Ripasa, representing 77.59% of the voting share capital and 46.06% of the total stock, for the reais equivalent, at that date, of US$550.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2006 and March 31, 2005
In millions of U.S. dollars, unless otherwise stated

Pursuant to the November 10, 2004 agreement, VCP and Suzano have a call option to acquire 37,449,084 common shares and 12,388,719 preferred shares of Ripasa, each representing a further 22.41% of the voting stock and 13.45% of the total stock for a twelve-month period starting on the fifth anniversary of the closing date, for the reais equivalent, at that date, of US$160 plus interest. The shareholders of Ripasa who are party to the agreement have a put option which may require Ripar to acquire all their common and preferred shares during a period of five years from the closing date. The shareholder agreement between VCP and Suzano provides for certain rights of first refusal in relation to their respective interest in Ripar.

On July 20, 2005, the Boards of Directors of VCP, Suzano and Ripasa, approved the corporate restructuring that would allow Ripasa’s minority shareholders to exchange their interests in Ripasa for VCP and Suzano stock, in equal parts. The restructuring involves two phases: (i) the merger of Ripasa into Ripar and (ii) the distribution of assets to VCP and Suzano, in equal parts. The restructuring will be submitted for approval at the general meetings of the respective companies. At the completion of the restructuring, Ripasa’s minority shareholders will become shareholders in VCP and Suzano, in accordance with the Protocol and Justification of Share Merger and Distribution (“Protocol”) that VCP, Suzano, Ripasa and Ripar executed on July 20, 2005.

This transaction is being analyzed by Brazilian antitrust authorities and is subject to their review and approval.

On August 29, 2005, the Extraordinary General Meeting of Ripasa, which had been called to discuss the proposal, was suspended through an injunction without any decisions having been taken. The companies are pursuing legal measures to assure the shareholders meeting is reconvened, as soon as possible, with the objective of implementing the restructuring program.

(b)	Aracruz

On October 3, 2001, we acquired through Newark 127,506,457 common shares of Aracruz, representing 28.00% of the voting share capital and 12.35% of the total stock of Aracruz, for US$370, when we became a member of the controlling group of Aracruz, together with the Lorentzen and Safra Group, (each member holding 28% of the voting shares and three seats on the board of directors), and BNDESPAR (with 12.5% of the voting shares and one seat on the board of directors). The excess of the cost of our investment in Aracruz over our portion of the underlying fair value of the net assets amounted to US$ 155.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2006 and March 31, 2005
In millions of U.S. dollars, unless otherwise stated

A goodwill impairment provision was determined based on the market price of US$18.56 for the Aracruz ADRs on December 31, 2002, of US$136 (gross of deferred income tax effects of US$46) and was charged directly to income. At March 31, 2006, Aracruz ADSs traded at US$52.94.

5	Income Taxes

Income taxes in Brazil include federal income tax and social contribution. The composite tax rate on adjusted taxable income is 34%.

We recognize deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period over which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in an increase in our effective tax rate.

Analysis of deferred tax balances	March 31, 2006	December 31, 2005

	(Unaudited)
Deferred tax assets
Tax loss carryforwards	2	7
Tax effects on impairment of Aracruz (Note 4(b))	46	46
Cross currency interest rate swap contracts	43	30
Post-retirement benefits	8	7
Provisions	30	28
Others	1	1

Total deferred tax assets	130	119

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2006 and March 31, 2005
In millions of U.S. dollars, unless otherwise stated

Analysis of deferred tax balances	March 31, 2006	December 31, 2005

	(Unaudited)
Deferred tax liabilities
Accelerated depreciation and US GAAP adjustments	(19)	(17)
Tax effect on unrealized gains on available for sale securities	—	(6)

Total deferred tax liabilities	(19)	(23)

Net deferred tax assets	111	96
Less: current portion	(1)	(7)

Non-current portion	110	89

6	Available for sales securities

	March 31, 2006	December 31, 2005

	(Unaudited)
Denominated in reais
Securities	248	207
Foreign Government Bonds	60	54
Credit linked notes	31	30
Denominated in U.S. dollars
Brazilian Government Bonds	8	155

Total - current and non-current	347	446

Securities were adjusted to their fair values and the difference between the carrying amounts of the securities at the date of transfer and their fair value as of such date was recognized, net of the related tax effects, in “Net unrealized gains (losses) on available for sale securities” directly in shareholders’ equity.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2006 and March 31, 2005
In millions of U.S. dollars, unless otherwise stated

7	Trade Accounts Receivable

	March 31, 2006	December 31, 2005

	(Unaudited)
Domestic receivables	106	124
Export receivables, denominated in U.S. dollars	98	95
Allowance for doubtful accounts	(8)	(7)

	196	212

8	Inventories

	March 31, 2006	December 31, 2005

	(Unaudited)
Finished products	69	64
Work in process	9	8
Raw materials and supplies	89	82
Imports in transit and other	4	3

	171	157

9	Property, Plant and Equipment

	March 31, 2006	December 31, 2005

	(Unaudited)
Land	172	155
Buildings	148	138
Machinery, equipment and installations	1,508	1,393
Forests	350	315
Other	201	174
Construction in progress	118	93

	2,497	2,268
Accumulated depreciation and depletion	(576)	(510)

	1,921	1,758

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2006 and March 31, 2005
In millions of U.S. dollars, unless otherwise stated

10	Short-term Debt

Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings (ACEs), bearing an annual average interest rate of 4.9% at March 31, 2006 (2005 - 4.6%). Historically, we have not incurred significant losses in connection with such recourse provisions.

11	Long-term Debt

	Interest rate March 31, 2006	March 31, 2006	December 31, 2005

		(Unaudited)
Third parties
In U.S. dollars
Export credits (prepayment)	6.56	921	936
Others		—	1

Total third parties		921	937

Related parties
In U.S. dollars
VOTO III loan	7.88	41	41
VOTO IV loan	7.75	204	201
In reais
Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”)
TJLP	13.11	162	158
UMBNDES	12.86	27	27

Total related parties		434	427

Total debt		1,355	1,364

Less: current portion		(74)	(79)

Long-term portion		1,281	1,285

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2006 and March 31, 2005
In millions of U.S. dollars, unless otherwise stated

•	LIBOR (London Interbank Offered Rate) at March 31, 2006 was 5.12% p.a. (2005 - 4.63%).

•	TJLP (“Taxa de juros de longo prazo”), a long-term interest rate fixed quarterly by the Brazilian Central Bank. At March 31, 2006 the TJLP was 9.00% p. a. (2005 - 9.75%).

•	The UMBNDES is a weighted average exchange variation on basket of currencies, predominantly U.S. dollars, held by BNDES.

(a)	Export credits

In July 2005, we signed an Export Prepayment contract with Banco Santander Central Hispano London Branch for US$100 at LIBOR plus 1.58%. Payments are due through 2012 in instalments to match export shipments. The financings are guaranteed by export contracts.

In May 2005, we signed an Export Prepayment contract with ING Bank N.V. and Bayerishe Hypo und Vercinsbank for US$50 at LIBOR plus 1.5% and US$100 at LIBOR plus 1.49%, respectively. Payments are due through 2012 in installments to match export shipments. The financings are guaranteed by export contracts.

In March 2005, we signed an Export Prepayment Agreement with a pool of banks in the aggregate amount of US$300 at LIBOR plus 1.63%. Payments are due through 2012 in installment to match export shipments. We utilized US$275 to finance the acquisition of our investment in Ripasa and the financings are guaranteed by export contracts by the borrowers, VCP and VEP. VCP is the primary obligor and has unconditionally and irrevocably agreed that if payments are not made, VCP will pay the lenders, which are ABN Amro Bank, Banco Santander Central Hispano and BNP Paribás, such outstanding amounts at the due date.

In May and July 2004, we signed an Export Prepayment Agreement and an Offshore Facility Agreement with a pool of banks in the aggregate amount of US$350 at LIBOR plus 2.00% due through 2011 in installments to match export shipments. The funds were released in 2004. The financings are guaranteed by export contracts by the borrowers, which are VEP and VCP Trading N.V. VCP is the primary obligor and has unconditionally and irrevocably, agreed that if the borrowers fail to make any payments, we will pay to the lenders, which are ABN Amro Bank N.V., Banco Santander Central Hispano and Banco Bradesco S.A., such outstanding amounts at the due date.

(b)	VOTO III loan

In January 2004, VPAR formed VOTO III, a company based in the Cayman Islands, for the sole purpose of raising funds. VOTO III issued US$300, 7.875% Bonds due 2014 in the international market. We received 15% of the total amount issued or US$45 for which we are the guarantors.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2006 and March 31, 2005
In millions of U.S. dollars, unless otherwise stated

(c)	VOTO IV loan

On June 24, 2005 VOTO IV, a wholly-owned subsidiary of VPAR, issued US$400, 7.75% Fixed Rate Notes due 2020 in the international market, under Rule 144A and Regulation S. VCP is a guarantor of 50% of the debt issued by VOTO IV and in turn received US$200 of the proceeds. On September 6, 2005, we acquired a 50% interests in VOTO IV and together with VPAR we are the guarantors for this operation.

(d)	BNDES

On May 20, 2005, we signed a financing agreement with BNDES for the reais equivalent of US$93 for the purpose of financing acquisition of timberlands. Part of the loan, equivalent to US$79, bears interest at TJLP plus 4.5% per annum. The remaining balance is indexed to the UMBNDES plus 4.5% per annum and carries annual interest of 12.64%. This financing will mature in July 2015. VCP has drawn down US$47 to date.

(e)	Other guarantees

The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of VPAR.

(h)	Long-term debt maturities

At March 31, 2006, the long-term position of long-term debt maturities is as follows:

2007	32
2008	100
2009	199
2010	502
After 2011	448

1,281

(i)	Covenants

We are subject to a number of material affirmative and negative covenants including, among others: limitations on our ability to incur debt; limitations on the existence of liens on our properties; limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm’s-length transaction; and maintenance of certain financial ratios calculated based on Brazilian GAAP.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2006 and March 31, 2005
In millions of U.S. dollars, unless otherwise stated

12	Related Parties

Balances and transactions with related parties are as follows:

	Nature and business purpose of transactions	March 31, 2006	December 31, 2005

		(Unaudited)
Cash, cash equivalents and available for sale Votorantim Group Banco Votorantim S.A.	Surplus cash funds invested with Votorantim Group financial institutions	568	576
Unrealized gains (losses) from cross currency interest rate swaps Votorantim Group Banco Votorantim S.A.	Arising from swap contract transactions in which the Votorantim Group financial institution acts as counter-party	(104)	(54)
Long-term loans from related parties Votorantim Group	Loans from related parties
VOTO III		41	41
VOTO IV		204	201
BNDES (shareholder)		189	185
Purchases from related parties Ripasa	Purchases of wood, pulp and paper	10	12

13	Financial Instruments

The fair values of our cross currency interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At March 31, 2006 and December 31, 2005 the notional amounts of our outstanding cross currency interest rate swap contracts were US$604 and US$564, respectively and their fair values of negative US$104 and US$34, respectively. The actual cash settlements on the contracts occur at times specified in each agreement.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2006 and March 31, 2005
In millions of U.S. dollars, unless otherwise stated

The carrying amounts and fair values of our financial instruments were as follows:

	March 31, 2006		December 31, 2005

	Carrying amount	Fair value	Carrying amount	Fair value

	(Unaudited)
Cash and cash equivalents Available for sale securities	455	455	261	261
Securities tradable	248	248	207	207
Brazilian Government Bonds denominated in U.S. dollars	8	8	155	155
Foreign Government Bonds denominated in reais	60	60	54	54
Credit linked notes	31	31	30	30
Unrealized gains (losses) from cross currency interest rate swaps	(112)	(104)	(77)	(34)
Short-term debt	233	233	132	132
Long-term debt	1,355	1,373	1,364	1,371

14	Segment Information

	Three-month period ended March 31

	2006		2005

	Pulp	Paper	Pulp	Paper

	(Unaudited)
Revenues from external customers	117	183	102	149
Intersegment revenues	63	—	60	—
Segment operating income	45	28	48	23

At March 31, 2006 pulp and paper segment total assets had increased by US$130 and US$33 respectively, from amounts reported at December 31, 2005. In the three-month period ended March 31, 2006, acquisitions of property, plant and equipment totaled US$50 for pulp and US$12 for paper.

15	Commitments and Contingencies

We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2006 and March 31, 2005
In millions of U.S. dollars, unless otherwise stated

In connection with some of these proceedings we have made deposits (included in other non-current assets - other in our balance sheet) which will only be released to income upon a judgment in our favor. The provision for tax and other litigation and the deposits are as follows:

	March 31, 2006		December 31, 2005

Type of proceeding	Deposits	Provisions	Deposits	Provisions

	(Unaudited)
Tax-related	90	177	83	157
Civil-related	—	4	—	4
Labor-related	4	12	4	11

	94	193	87	172

We have long-term “Take-or-Pay” contracts with suppliers of energy, transportation, diesel fuel and chemical products for periods from 1 to 13 years. The contractual obligations in connection with such contracts are approximately US$36 per year.

We provide guarantees to banks, not in excess of 180 days, which finance sales to certain of our selected customers. We recognize revenue on these sales at the time our products are delivered which is the time we transfer title to our customers. Under these “vendor programs” we are the secondary obligor to the bank and monitor the amount due from the customer to the bank. We periodically review the adequacy of our allowance for estimated losses and adjust our allowance accordingly. At March 31, 2006, customer guarantees provided by us totaled US$51, including interest (US$57 at December 31, 2005). Our guarantees are usually secured by the personal guarantee of the customer’s owner.

16	Post-retirement Benefits

The Company has an actuarial liability that relates to its proportion of the costs of a hospital facility we share with co-sponsors. Although the not-for-profit hospital is funded by multiple-employers, it has no separate assets and its costs are apportioned among the sponsors based on usage. Contributions paid to the hospital in the three-month period ended March 31, 2006 and for the year ended December 31, 2005 amounted to US$0.7 and US$1, respectively and the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$23 at March 31, 2006 and US$21 at December 31, 2005.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2006 and March 31, 2005
In millions of U.S. dollars, unless otherwise stated

Measurement of obligations for the post-retirement benefits plan is calculated as of December 31 of each year, beginning in 2005. The discount rates used to determine the actuarial present value of projected benefit obligations under such plans were 8.5% as of December 31, 2005. The assumed weighted annual average rate of increase in health care cost trend on covered changes was 3.0% as of December 31, 2005.

17	Shareholders’ Equity

Following the summary of the changes in shareholders’ equity

	Three -month period ended March 31, 2006	For the year ended December 31, 2005

	(Unaudited)
Shareholders’ equity at beginning of period and year	1,737	1,498
Treasury shares - preferred shares purchased	—	(11)
Dividends	—	(205)
Net income	92	264
Available-for-sales securities	(12)	11
Cumulative translation adjustments	108	180

Shareholders’ equity at end of period and year	1,925	1,737

18	Comprehensive Income

Total comprehensive income is comprised of:

	Three-month period ended March 31, 2006

	2006	2005

	(Unaudited)
Net income	92	61
Cumulative translation adjustments	108	(5)
Realized gain on sale of available for sale	(5)	—
Unrealized loss on available for sale securities, net of tax	(7)	—

Comprehensive income	188	56

*          *          *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.

(Registrant)
Date: 04/13/2006
	By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer